UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 7, 2025

Trump Media & Technology Group Corp.
(Exact name of registrant as specified in its charter)

Florida	001-40779	85-4293042
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

401 N. Cattlemen Rd., Ste. 200 Sarasota, Florida	34232
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (941) 735-7346

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common stock, par value $0.0001 per share	DJT	The Nasdaq Stock Market LLC
Common stock, par value $0.0001 per share	DJT	New York Stock Exchange Texas
Redeemable Warrants, each whole warrant exercisable for one share common stock at an exercise price of $11.50	DJTWW	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share common stock at an exercise price of $11.50	DJTWW	New York Stock Exchange Texas

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02	Results of Operations and Financial Condition.

On November 7, 2025, Trump Media & Technology Group Corp. (the “Company”) issued a press release announcing its financial and operating results for the quarter ended September 30, 2025. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The information in Item 2.02 of this Current Report on Form 8-K and the press release furnished as Exhibit 99.1 hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Additional Information and Where to Find It

Yorkville Acquisition Corp. intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of Yorkville Acquisition Corp. and a prospectus (the “Proxy Statement/Prospectus”) in connection with the business combination involving Yorkville Acquisition Corp. (the “Business Combination”).  The definitive proxy statement and other relevant documents will be mailed to shareholders of Yorkville Acquisition Corp. as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus.  Yorkville Acquisition Corp. will also file other documents regarding the Business Combination with the SEC.  This Current Report on Form 8-K does not contain all of the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination.  BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF YORKVILLE ACQUISITION CORP. AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH YORKVILLE ACQUISITION CORP.’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT YORKVILLE ACQUISITION CORP. AND THE BUSINESS COMBINATION. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by Yorkville Acquisition Corp., without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Yorkville Acquisition Corp., 1012 Springfield Avenue, Mountainside, New Jersey 07092; e-mail: YORK@mzgroup.us.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE BUSINESS COMBINATION DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Yorkville Acquisition Corp. and its respective directors, executive officers, certain of its shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from Yorkville Acquisition Corp.’s shareholders in connection with the Business Combination.  A list of the names of such persons, and information regarding their interests in the Business Combination and their ownership of Yorkville Acquisition Corp.’s securities are, or will be, contained in Yorkville Acquisition Corp.’s filings with the SEC.  Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Yorkville Acquisition Corp.’s shareholders in connection with the Business Combination, including the names and interests of Yorkville Acquisition Corp.’s directors and executive officers, will be set forth in the Registration Statement and Proxy Statement/Prospectus, which is expected to be filed by Yorkville Acquisition Corp. with the SEC.  Investors and security holders may obtain free copies of these documents as described above.

Forward-Looking Statements:

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the U.S. federal securities laws, including regarding, among other things, the plans, strategies, and prospects, both business and financial, of the Company, its current expectations and projections about future events, including potential merger & acquisition activity, the rollout of products and features, the future plans, timing and potential success of the streaming services, bitcoin treasury strategy, and the launch and success of the Company’s financial services and FinTech platform, and with respect to the Business Combination, including expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding Yorkville Acquisition Corp. and the Business Combination and statements regarding the anticipated benefits and timing of the completion of the Business Combination, the assets to be acquired by Yorkville Acquisition Corp., the price and volatility of Cronos, Cronos’ prominence as a digital asset and as the foundation of a new financial system, Yorkville Acquisition Corp.’s listing on any securities exchange, the macro conditions surrounding Cronos, the planned business strategy, plans and use of proceeds, objectives of management for future operations of Yorkville Acquisition Corp. and Trump Media Group CRO Strategy, Inc., the upside potential and opportunity for investors, Yorkville Acquisition Corp.’s and Trump Media Group CRO Strategy, Inc.’s plan for value creation and strategic advantages, market size and growth opportunities, regulatory conditions, technological and market trends, future financial condition and performance and expected financial impacts of the Business Combination, the satisfaction of closing conditions to the Business Combination and the level of redemptions of Yorkville Acquisition Corp.’s public shareholders, and Yorkville Acquisition Corp.’s and Trump Media Group CRO Strategy, Inc.’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts.  These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.  Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.  Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Yorkville Acquisition Corp.’s securities; the risk that the Business Combination may not be completed by Yorkville Acquisition Corp.’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of Yorkville Acquisition Corp.’s shareholders; failure to realize the anticipated benefits of the Business Combination; the level of redemptions of Yorkville Acquisition Corp.’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of Yorkville Acquisition Corp. or the shares of Class A common stock of Yorkville Acquisition Corp.; the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination; the failure of Trump Media Group CRO Strategy, Inc. to obtain or maintain the listing of its securities on any securities exchange after closing of the Business Combination; costs related to the Business Combination and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Trump Media Group CRO Strategy, Inc.’s anticipated operations and business, including the highly volatile nature of the price of CRO; the risk that Trump Media Group CRO Strategy, Inc.’s stock price will be highly correlated to the price of CRO and the price of CRO may decrease between the signing of the definitive documents for the Business Combination and the closing of the Business Combination or at any time after the closing of the Business Combination; risks related to increased competition in the industries in which Trump Media Group CRO Strategy, Inc. will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding CRO; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks that after consummation of the Business Combination, Trump Media Group CRO Strategy, Inc. experiences difficulties managing its growth and expanding operations; the risks that growing Trump Media Group CRO Strategy, Inc.’s validator operations could be difficult; challenges in implementing our business plan including operating a Cronos validator, due to operational challenges, significant competition and regulation; being considered to be a “shell company” by any stock exchange on which Yorkville Acquisition Corp.’s Class A common stock will be listed or by the SEC, which may impact our ability to list Yorkville Acquisition Corp.’s Class A common stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; the outcome of any potential legal proceedings that may be instituted against Yorkville Acquisition Corp. or others following announcement of the Business Combination, and those additional risk factors described in more detail under the caption “Risk Factors” in Trump Media’s Annual Report on Form 10-K for the year ended December 31, 2024, and in Trump Media’s other filings with the SEC, as well as the additional risk factors discussed in the “Risk Factors” section of the final prospectus of Yorkville Acquisition Corp. dated as of June 26, 2025 and filed by Yorkville Acquisition Corp. with the SEC on June 30, 2025, Yorkville Acquisition Corp.’s Quarterly Reports on Form 10-Q, the Registration Statement that will be filed by Yorkville Acquisition Corp. and the Proxy Statement/Prospectus contained therein, and other documents filed by Yorkville Acquisition Corp. from time to time with the SEC.  These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.  There may be additional risks that the Company or Yorkville Acquisition Corp. presently knows or that the Company or Yorkville Acquisition Corp. currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made.  Readers are cautioned not to put undue reliance on forward-looking statements, and the Company and Yorkville Acquisition Corp. assume no obligation and do not intend to update or revise these forward‑looking statements, whether as a result of new information, future events, or otherwise.  Neither the Company nor Yorkville Acquisition Corp. gives any  assurance that the Company or Yorkville Acquisition Corp. will achieve their respective expectations.  The inclusion of any statement in this communication does not constitute an admission by Trump Media or Yorkville Acquisition Corp. or any other person that the events or circumstances described in such statement are material.

No Offer or Solicitation

This Current Report on Form 8-K and the information contained herein is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of Yorkville Acquisition Corp., or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom.  Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description of Exhibits

99.1	Press Release, dated November 7, 2025.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Trump Media & Technology Group Corp.

Dated: November 7, 2025	By:	/s/ Scott Glabe
	Name:	Scott Glabe
	Title:	General Counsel and Secretary

Exhibit 99.1

Trump Media Reports Third Quarter 2025 Results

~ $3.1 billion in Financial Assets ~

~ Second Consecutive Quarter of Positive Operating Cash Flow ~

~ Poised to Further Fulfill Mergers and Acquisitions Strategy ~

~ Expanding into Rapidly Growing Predictions Market ~

SARASOTA, Fla., Nov. 7, 2025 (GLOBE NEWSWIRE) -- Trump Media and Technology Group Corp. (Nasdaq, NYSE Texas: DJT) (“Trump Media” or the “Company”), operator of the social media platform Truth Social, the streaming platform Truth+, and the FinTech brand Truth.Fi, is announcing financial results for the fiscal quarter ending on September 30, 2025, and is filing its Form 10-Q with the Securities and Exchange Commission (the “SEC”) today.

Trump Media ended the quarter with financial assets of $3.1 billion, comprising cash, restricted cash, short-term investments, trading securities, and digital assets. This strong balance sheet reflects the Company’s strategic momentum as it continues expanding all platforms, enhancing Truth Social with Artificial Intelligence, growing its subscription-based streaming TV offering, advancing its development of new products including financial services and prediction markets, and integrating cryptocurrencies into the Company’s operations and financial planning.

Trump Media is earning significant income from its unique bitcoin strategy. The Company generated $15.3 million of realized income during the third quarter from option premiums associated with its bitcoin related securities as well as $13.4 million of interest income from other financial holdings. This resulted in $61.1 million in combined realized income from both sources year to date through September 30, 2025.

Altogether, the Company posted $10.1 million of operating cash flow during the third quarter, resulting in its second consecutive quarter of positive operating cash flow as well as positive operating cash flow for the nine months ended September 30, 2025.

In the third quarter, Trump Media advanced its expansion plans across numerous sectors. Leveraging its brand, the Company formed a strategic partnership with Crypto.com to invest in Cronos (CRO), a high performance, interoperable blockchain designed for speed, scalability, and seamless connectivity between networks. Trump Media views CRO as a highly innovative asset that will gain widespread adoption as a versatile utility token and a superior medium for secure, instant payments and transfers, and the Company positioned itself as both an early adopter and investor in this unique token.

The Company also partnered with Crypto.com to integrate CRO as part of a rewards system on the Truth Social and Truth+ platforms. Additionally, Trump Media purchased approximately 684.4 million CRO for its balance sheet, which can be staked for additional income generation, funded by $50 million of cash and $47 million of common stock.

Furthermore, Trump Media entered into a definitive agreement with Crypto.com and Yorkville Acquisition Corp., establishing the Company’s minority interest in Trump Media Group CRO Strategy, Inc., a digital asset treasury company focused on CRO acquisition. Upon closing, Trump Media Group CRO Strategy is expected to be the first and largest publicly traded CRO treasury company, and what Trump Media believes to be the largest digital asset treasury company to digital asset market cap ratio in history.

During the third quarter, Trump Media also substantially upgraded both its flagship products, Truth Social and Truth+. Thanks to the interoperability of the two apps, Trump Media has created a truly one-of-a-kind platform—a combined social media site and TV streaming service offering 24-hour livestreaming of top TV networks such as Real America’s Voice, Newsmax, One America News, Curiosity, Great American Family, and many others. All this is delivered to users via Trump Media’s ultra-fast, reliable, multi-site, proprietary content delivery network to defend against cancellation attempts by Big Tech. Moreover, this unique ecosphere will soon get another major upgrade with the addition of Truth Predict, making Truth Social the first social media platform to offer its users technology to access embedded prediction markets capabilities through an exclusive arrangement with Crypto.com | Derivatives North America (CDNA).

Truth Social was enhanced in the third quarter with the introduction of the following features:

•	Public Beta testing of the Truth Search AI function, powered by Perplexity, which provides direct, contextually accurate answers with transparent citations.
•
Premium features for subscribers to the Truth+ Patriot Package, the paid subscription service to the Truth+ streaming platform, such as edit truths, server-side drafts (access to draft truths from different devices), and schedule truths.

•
Truth gems, which Patriot Package subscribers can earn by participating in various activities across the Truth Social and Truth+ platforms, and which they will be able to convert into CRO and other benefits via Crypto.com’s digital wallet infrastructure.

•	Group truth titles and access to truths’ version history, which were made available to all Truth Social users
•	A Truth Social app customized for iPads.

Truth+, Trump Media’s TV streaming platform, also expanded in the third quarter with the following actions:

•	The continuing rollout and public Beta testing of the Patriot Package subscription service, offering premium live news channels and an expanded catalogue of on-demand content.
•
The global launch and continuing public Beta testing of Truth+ across Truth+ apps for iOS and Android devices, on the Web, and on Truth+ apps for Apple TV, Android TV, Amazon Fire, LG, Samsung, and Roku connected TVs.

•
The addition of extensive new content, including Britain’s immensely popular TV news broadcaster GB News as well as on-demand content from Great American Family including faith-based programming and family-friendly movies, documentaries, and TV shows.

In addition to the Company’s progress toward its cryptocurrency adoption initiatives and the Truth Social and Truth+ platform enhancements, Truth.Fi financial products—including slates of Separately Managed Accounts and Exchange Traded Funds geared toward non-woke, America-First investors—remain on course to be launched in 2025.

Trump Media’s CEO and President Devin Nunes said, “The third quarter was crucial to Trump Media’s expansion plans. Though we only went public last year, we’ve built up our own robust, uncancellable infrastructure, expanded into new sectors, formed extraordinary partnerships, secured our financial future with a massive bitcoin treasury, and expanded our existing platforms. Our financial assets have grown from $274 million in March 2024, when Trump Media went public, to $3.1 billion as of September 30, 2025—incredible progress in just a year and a half. With these financial assets now earning income, alongside our second consecutive quarter of positive operating cash flow, we’re well-poised to act on our mergers and acquisitions strategy by acquiring one or more of the crown jewel assets we’re now evaluating, with an eye toward those that will bring the most long-term value for our shareholders.”

Aside from its $3.1 billion in financial assets, Trump Media reported a $54.8 million net loss in the third quarter, including $54.1 million in non-cash losses from changes in the fair value of digital assets, non-cash interest expenses, non-cash stock-based compensation, unrealized losses on trading securities and unexpired option contracts, and depreciation and amortization. The Company’s results continue to be affected by elevated legal expenses—$20.3 million in the third quarter—primarily related to the Company’s 2024 merger with a special purpose acquisition company (“SPAC”). One of the longest SPAC deals in history, the merger resulted in substantial legal costs, including those incurred for attempts to recoup costs for merger-related damages. The Company believes a positive resolution of these litigation matters, which it is working to achieve, could significantly impact its future financial results. Trump Media notched several significant legal victories during the third quarter, including the Delaware Court of Chancery’s dismissal of all eight claims—six with prejudice—brought by United Atlantic Ventures, LLC. Trump Media intends to hold accountable those who harmed the company to the fullest extent of the law.

About Trump Media

The mission of Trump Media is to end Big Tech’s assault on free speech by opening up the Internet and giving people their voices back. Trump Media operates Truth Social, a social media platform established as a safe harbor for free expression amid increasingly harsh censorship by Big Tech corporations, as well as Truth+, a TV streaming platform focusing on family-friendly live TV channels and on-demand content. Trump Media is also launching Truth.Fi, a financial services and FinTech brand incorporating America First investment vehicles.

Additional Information and Where to Find It

Yorkville Acquisition Corp. intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of Yorkville Acquisition Corp. and a prospectus (the “Proxy Statement/Prospectus”) in connection with the business combination involving Yorkville Acquisition Corp. (the “Business Combination”).  The definitive proxy statement and other relevant documents will be mailed to shareholders of Yorkville Acquisition Corp. as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus.  Yorkville Acquisition Corp. will also file other documents regarding the Business Combination with the SEC.  This communication does not contain all of the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination.  BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF YORKVILLE ACQUISITION CORP. AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH YORKVILLE ACQUISITION CORP.’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT YORKVILLE ACQUISITION CORP. AND THE BUSINESS COMBINATION. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by Yorkville Acquisition Corp., without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Yorkville Acquisition Corp., 1012 Springfield Avenue, Mountainside, New Jersey 07092; e-mail: YORK@mzgroup.us.
NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE BUSINESS COMBINATION DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Yorkville Acquisition Corp. and its respective directors, executive officers, certain of its shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from Yorkville Acquisition Corp.’s shareholders in connection with the Business Combination.  A list of the names of such persons, and information regarding their interests in the Business Combination and their ownership of Yorkville Acquisition Corp.’s securities are, or will be, contained in Yorkville Acquisition Corp.’s filings with the SEC.  Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Yorkville Acquisition Corp.’s shareholders in connection with the Business Combination, including the names and interests of Yorkville Acquisition Corp.’s directors and executive officers, will be set forth in the Registration Statement and Proxy Statement/Prospectus, which is expected to be filed by Yorkville Acquisition Corp. with the SEC.  Investors and security holders may obtain free copies of these documents as described above.

Forward-Looking Statements:

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws, including regarding, among other things, the plans, strategies, and prospects, both business and financial, of Trump Media, its current expectations and projections about future events, including potential merger & acquisition activity, the rollout of products and features, the future plans, timing and potential success of the streaming services, bitcoin treasury strategy, and the launch and success of Trump Media’s financial services and FinTech platform, and with respect to the Business Combination, including expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding Yorkville Acquisition Corp. and the Business Combination and statements regarding the anticipated benefits and timing of the completion of the Business Combination, the assets to be acquired by Yorkville Acquisition Corp., the price and volatility of Cronos, Cronos’ prominence as a digital asset and as the foundation of a new financial system, Yorkville Acquisition Corp.’s listing on any securities exchange, the macro conditions surrounding Cronos, the planned business strategy, plans and use of proceeds, objectives of management for future operations of Yorkville Acquisition Corp. and Trump Media Group CRO Strategy, Inc., the upside potential and opportunity for investors, Yorkville Acquisition Corp.’s and Trump Media Group CRO Strategy, Inc.’s plan for value creation and strategic advantages, market size and growth opportunities, regulatory conditions, technological and market trends, future financial condition and performance and expected financial impacts of the Business Combination, the satisfaction of closing conditions to the Business Combination and the level of redemptions of Yorkville Acquisition Corp.’s public shareholders, and Yorkville Acquisition Corp.’s and Trump Media Group CRO Strategy, Inc.’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts.  These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.  Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.  Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Yorkville Acquisition Corp.’s securities; the risk that the Business Combination may not be completed by Yorkville Acquisition Corp.’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of Yorkville Acquisition Corp.’s shareholders; failure to realize the anticipated benefits of the Business Combination; the level of redemptions of Yorkville Acquisition Corp.’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of Yorkville Acquisition Corp. or the shares of Class A common stock of Yorkville Acquisition Corp.; the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination; the failure of Trump Media Group CRO Strategy, Inc. to obtain or maintain the listing of its securities on any securities exchange after closing of the Business Combination; costs related to the Business Combination and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Trump Media Group CRO Strategy, Inc.’s anticipated operations and business, including the highly volatile nature of the price of CRO; the risk that Trump Media Group CRO Strategy, Inc.’s stock price will be highly correlated to the price of CRO and the price of CRO may decrease between the signing of the definitive documents for the Business Combination and the closing of the Business Combination or at any time after the closing of the Business Combination; risks related to increased competition in the industries in which Trump Media Group CRO Strategy, Inc. will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding CRO; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks that after consummation of the Business Combination, Trump Media Group CRO Strategy, Inc. experiences difficulties managing its growth and expanding operations; the risks that growing Trump Media Group CRO Strategy, Inc.’s validator operations could be difficult; challenges in implementing our business plan including operating a Cronos validator, due to operational challenges, significant competition and regulation; being considered to be a “shell company” by any stock exchange on which Yorkville Acquisition Corp.’s Class A common stock will be listed or by the SEC, which may impact our ability to list Yorkville Acquisition Corp.’s Class A common stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; the outcome of any potential legal proceedings that may be instituted against Yorkville Acquisition Corp. or others following announcement of the Business Combination, and those additional risk factors described in more detail under the caption “Risk Factors” in Trump Media’s Annual Report on Form 10-K for the year ended December 31, 2024, and in Trump Media’s other filings with the SEC, as well as the additional risk factors discussed in the “Risk Factors” section of the final prospectus of Yorkville Acquisition Corp. dated as of June 26, 2025 and filed by Yorkville Acquisition Corp. with the SEC on June 30, 2025, Yorkville Acquisition Corp.’s Quarterly Reports on Form 10-Q, the Registration Statement that will be filed by Yorkville Acquisition Corp. and the Proxy Statement/Prospectus contained therein, and other documents filed by Yorkville Acquisition Corp. from time to time with the SEC.  These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.  There may be additional risks that Trump Media or Yorkville Acquisition Corp. presently knows or that Trump Media or Yorkville Acquisition Corp. currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made.  Readers are cautioned not to put undue reliance on forward-looking statements, and Trump Media and Yorkville Acquisition Corp. assume no obligation and do not intend to update or revise these forward‑looking statements, whether as a result of new information, future events, or otherwise.  Neither Trump Media nor Yorkville Acquisition Corp. gives any  assurance that Trump Media or Yorkville Acquisition Corp. will achieve their respective expectations.  The inclusion of any statement in this communication does not constitute an admission by Trump Media or Yorkville Acquisition Corp. or any other person that the events or circumstances described in such statement are material.

No Offer or Solicitation

This communication and the information contained herein is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of Yorkville Acquisition Corp., or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom.  Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Investor Relations Contact

Shannon Devine (MZ Group | Managing Director - MZ North America) Email: shannon.devine@mzgroup.us

Media Contact

press@tmtgcorp.com